Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 3, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the Financial Select Sector SPDR® Fund due November 3, 2017	July 29, 2016	A125
PLUS Based on the Value of the S&P 500® Index due November 3, 2017	July 29, 2016	A126
Knock-Out Notes due November 1, 2017	July 29, 2016	J587
Buffered Accelerated Return Equity Securities due February 1, 2018	July 29, 2016	K682
Absolute Return Barrier Securities due August 3, 2020	July 29, 2016	T795
Digital Plus Barrier Notes due August 3, 2020	July 29, 2016	T796
Accelerated Barrier Notes due August 3, 2020	July 29, 2016	T797
Digital Plus Barrier Notes due August 3, 2021	July 29, 2016	T802
Contingent Income Securities due August 3, 2026	July 29, 2016	T803
1 Year 8.25% per annum Contingent Coupon Autocallable Yield Notes due	July 29, 2016	U1648

August 3, 2017
7.00% per annum Contingent Coupon Autocallable Yield Notes due August 5, 2019	July 29, 2016	U1649
8.50% per annum Contingent Coupon Callable Yield Notes due August 5, 2019	July 29, 2016	U1656
8.10% per annum Contingent Coupon Autocallable Yield Notes due August 3, 2021	July 29, 2016	U1660
6.35% per annum Contingent Coupon Autocallable Yield Notes due August 3, 2021	July 29, 2016	U1663